Exhibit 99.1

LightInTheBox Reports Third Quarter 2020 Financial Results

Beijing, China, December 7, 2020 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter and First Nine Months 2020 Financial Highlights

	Three Months Ended		Year-over-	Nine Months Ended		Year-over-
	September 30,	September 30,	Year %	September 30,	September 30,	Year %
In millions, except percentages	2019	2020	Change	2019	2020	Change
Total revenues	$59.9	$100.0	67.0%	$168.9	$265.4	57.1%
Gross margin	42.3%	43.1%		39.9%	43.9%
Net income / (loss)	$10.0	$7.3	(26.7)%	$(11.4)	$16.5
Adjusted EBITDA	$0.5	$12.7	2372.7%	$(6.5)	$23.3

	As of December 31,	As of September 30,
In millions	2019	2020
Cash, cash equivalents and restricted cash	$40.4	$48.2

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “During the quarter, we continued to deliver healthy and stable growth operationally and financially. Total revenues were $100.0 million in the third quarter, compared with $59.9 million in the same quarter of 2019. At the same time, we achieved adjusted EBITDA of $12.7 million and $23.3 million for the third quarter and the first nine months ended September 30, 2020, respectively, in comparison with adjusted EBITDA of $0.5 million and a loss of $6.5 million in the same periods of last year. These results reflect the growing success of our revamped strategy, which is to focus on optimizing product and category mix, enhancing supply chain management and driving customer engagement. Looking ahead, we will continue to execute our growth strategy, further enhance our partnership with key suppliers and improve customer experience within the regions we operate. We are confident that our sound strategy and solid execution positions us well to consistently achieve growth in profit and create long-term value for our shareholders.”

Third Quarter 2020 Financial Results

Total revenues increased by 67.0% year-over-year to $100.0 million from $59.9 million in the same quarter of 2019. Revenues generated from product sales were $95.4 million, compared with $58.1 million in the same quarter of 2019. Revenues from service and others were $4.6 million, compared with $1.8 million in the same quarter of 2019.

Total cost of revenues was $56.9 million in the third quarter of 2020, compared with $34.6 million in the same quarter of 2019. Cost for product sales was $53.9 million in the third quarter of 2020, compared with $33.8 million in the same quarter of 2019. Cost for service and others was $3.1 million in the third quarter of 2020, compared with $0.8 million in the same quarter of 2019.

Gross profit in the third quarter of 2020 was $43.1 million, compared with $25.3 million in the same quarter of 2019. Gross margin was 43.1% in the third quarter of 2020, compared with 42.3% in the same quarter of 2019. The increase in gross margin was a result of the Company’s continuous efforts to optimize the supply chain and product mix.

Total operating expenses in the third quarter of 2020 were $41.5 million, compared with $25.7 million in the same quarter of 2019.

•                      Fulfillment expenses in the third quarter of 2020 were $6.7 million, compared with $6.8 million in the same quarter of 2019. As a percentage of total revenues, fulfillment expenses were 6.7% in the third quarter of 2020, compared with 11.3% in the same quarter of 2019 and 6.5% in the second quarter of 2020.

•                      Selling and marketing expenses in the third quarter of 2020 were $26.9 million, compared with $12.4 million in the same quarter of 2019. As a percentage of total revenues, selling and marketing expenses were 26.9% for the third quarter of 2020, compared with 20.8% in the same quarter of 2019 and 23.3% in the second quarter of 2020.

•                      G&A expenses in the third quarter of 2020 were $7.9 million, compared with $6.5 million in the same quarter of 2019. As a percentage of total revenues, G&A expenses were 7.9% for the third quarter of 2020, compared with 10.8% in the same quarter of 2019 and 6.6% in the second quarter of 2020. Included in G&A expenses, R&D expenses in the third quarter of 2020 were $3.5 million, compared with $4.9 million in the same quarter of 2019 and $3.3 million in the second quarter of 2020.

Income from operations was $1.6 million in the third quarter of 2020, compared with a loss from operations of $0.4 million in the same quarter of 2019.

Net income was $7.3 million in the third quarter of 2020, compared with $10.0 million in the same quarter of 2019.

Net income per American Depository Share (“ADS”) was $0.07 in the third quarter of 2020, compared with $0.15 in the same quarter of 2019. Each ADS represents two ordinary shares. The diluted net income per ADS was $0.07 in the third quarter of 2020, compared with the diluted net loss per ADS of $0.00 in the same quarter of 2019.

In the third quarter of 2020, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 110,299,994 and the diluted weighted average number of ADSs was 111,910,060.

Adjusted EBITDA, which represents a gain / (loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $12.7 million in the third quarter of 2020, compared with $0.5 million in the same quarter of 2019.

As of September 30, 2020, the Company had cash and cash equivalents and restricted cash of $48.2 million, compared with $55.0 million as of June 30, 2020.

First Nine Months 2020 Financial Results

Total revenues increased by 57.1% year-over-year to $265.4 million from $168.9 million in the same months of 2019. Revenues generated from product sales were $252.6 million, compared with $165.0 million in the same months of 2019. Revenues from service and others were $12.8 million, compared with $3.9 million in the same months of 2019.

Total cost of revenues was $148.9 million in the first nine months of 2020, compared with $101.5 million in the same months of 2019. Cost for product sales was $139.7 million in the first nine months of 2020, compared with $100.2 million in the same months of 2019. Cost for service and others was $9.2 million in the first nine months of 2020, compared with $1.3 million in the same months of 2019.

Gross profit in the first nine months of 2020 was $116.5 million, compared with $67.4 million in the same months of 2019. Gross margin was 43.9% in the first nine months of 2020, compared with 39.9% in the same months of 2019. The increase in gross margin was a result of the Company’s continuous efforts to optimize the supply chain and product mix.

Total operating expenses in the first nine months of 2020 were $110.0 million, compared with $79.1 million in the same months of 2019.

•                      Fulfillment expenses in the first nine months of 2020 were $19.1 million, compared with $16.9 million in the same months of 2019. As a percentage of total revenues, fulfillment expenses were 7.2% in the first nine months of 2020, compared with 10.0% in the same months of 2019.

•                      Selling and marketing expenses in the first nine months of 2020 were $68.2 million, compared with $33.2 million in the same months of 2019. As a percentage of total revenues, selling and marketing expenses were 25.7% in the first nine months of 2020, compared with 19.7% in the same months of 2019.

•                      G&A expenses in the first nine months of 2020 were $22.7 million, compared with $29.0 million in the same months of 2019. As a percentage of total revenues, G&A expenses were 8.6% in the first nine months of 2020, compared with 17.1% in the same months of 2019. Included in G&A expenses, R&D expenses in the first nine months of 2020 were $10.4 million, compared with $13.2 million in the same months of 2019.

Income from operations was $6.6 million in the first nine months of 2020, compared with loss from operations of $11.7 million in the same months of 2019.

Net income was $16.5 million in the first nine months of 2020, compared with a net loss of $11.4 million in the same months of 2019.

Net income per American Depository Share (“ADS”) was $0.15 in the first nine months of 2020, compared with net loss per ADS of $0.17 in the same months of 2019. Each ADS represents two ordinary shares. The diluted net income per ADS for the first nine months of 2020 was $0.15, compared with the diluted net loss per ADS of $0.17 in the same months of 2019.

In the first nine months of 2020, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 108,562,216, and 112,389,708 in diluted weighted average number.

Adjusted EBITDA, which represents a gain / (loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was earnings of $23.3 million in the first nine months of 2020, compared with loss of $6.5 million in the same months of 2019.

Business Outlook

For the fourth quarter of 2020, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $120 million and $135 million, which would represent an increase of between 61% and 81% compared with the fourth quarter of 2019.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents a gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on December 7, 2020 (9:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8653739. Once preregistration has been complete, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through December 14, 2020. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	8653739

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
ASSETS
Current Assets
Cash and cash equivalents	37,736	45,896
Restricted cash	2,709	2,319
Accounts receivable, net of allowance for doubtful accounts	1,356	1,124
Amounts due from related parties	4,600	2,772
Inventories	7,357	8,221
Prepaid expenses and other current assets	3,619	3,467
Total current assets	57,377	63,799
Property and equipment, net	3,502	3,234
Intangible assets, net	8,516	8,952
Goodwill	27,922	28,613
Operating lease right-of-use assets	12,233	12,329
Long-term rental deposits	778	1,041
Long-term investments	2,873	16,035
TOTAL ASSETS	113,201	134,003

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	17,643	12,846
Amounts due to related parties	186	167
Advance from customers	21,731	24,842
Operating lease liabilities	3,470	4,013
Accrued expenses and other current liabilities	28,642	31,656
Total current liabilities	71,672	73,524

Operating lease liabilities	8,801	8,375
Long-term payable	847	130
Deferred tax liability	—	3,272
TOTAL LIABILITIES	81,320	85,301

EQUITY
Ordinary shares	14	17
Additional paid-in capital	262,888	280,409
Forward contracts	15,769	—
Treasury shares, at cost	(27,512)	(30,207)
Accumulated other comprehensive loss	(1,444)	(212)
Accumulated deficit	(217,888)	(201,379)
Non-controlling interests	54	74
TOTAL EQUITY	31,881	48,702
TOTAL LIABILITIES AND EQUITY	113,201	134,003

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
Revenues
Product sales	58,139	95,426	165,039	252,597
Services and others	1,752	4,584	3,867	12,809
Total revenues	59,891	100,010	168,906	265,406
Cost of revenues
Product sales	(33,790)	(53,857)	(100,193)	(139,726)
Services and others	(794)	(3,081)	(1,313)	(9,157)
Total Cost of revenues	(34,584)	(56,938)	(101,506)	(148,883)
Gross profit	25,307	43,072	67,400	116,523
Operating expenses
Fulfillment	(6,763)	(6,661)	(16,934)	(19,124)
Selling and marketing	(12,440)	(26,880)	(33,232)	(68,159)
General and administrative	(6,474)	(7,908)	(28,957)	(22,693)
Other operating income	—	(56)	—	16
Total operating expenses	(25,677)	(41,505)	(79,123)	(109,960)
(Loss) / Income from operations	(370)	1,567	(11,723)	6,563
Interest income	49	4	246	57
Interest expense	(13)	(35)	(51)	(78)
Change in fair value of convertible promissory notes	10,347	—	(1,595)	—
Other Income,net	—	8,960	—	13,174
Total other income / (loss)	10,383	8,929	(1,400)	13,153
Income / (Loss) before income taxes and gain from an equity method investment	10,013	10,496	(13,123)	19,716
Income tax expense	(19)	(3,188)	(439)	(3,187)
Gain from an equity method investment	(20)	—	2,136	—
Net income / (loss)	9,974	7,308	(11,426)	16,529
Less: Net income / (loss) attributable to non-controlling interests	(138)	(98)	(34)	20
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	10,112	7,406	(11,392)	16,509

Weighted average numbers of shares used in calculating income / (loss) per ordinary share
—Basic	134,694,173	220,599,987	134,586,488	217,124,431
—Diluted	223,577,289	223,820,121	134,586,488	224,779,416

Net income / (loss) per ordinary share
—Basic	0.08	0.03	(0.08)	0.08
—Diluted	(0.00)	0.03	(0.08)	0.07

Net income / (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.15	0.07	(0.17)	0.15
—Diluted	(0.00)	0.07	(0.17)	0.15

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020

Net income / (loss)	9,974	7,308	(11,426)	16,529

Less: Interest income	49	4	246	57
Interest expense	(13)	(35)	(51)	(78)
Income tax expense	(19)	(3,188)	(439)	(3,187)
Depreciation and amortization	(598)	(633)	(1,860)	(1,770)
EBITDA	10,555	11,160	(9,322)	21,507

Less: Share-based compensation	(305)	(1,525)	(1,261)	(1,754)
Change in fair value of convertible promissory notes	10,347	—	(1,595)	—
Adjusted EBITDA*	513	12,685	(6,466)	23,261

* Adjusted EBITDA represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses.